EX-99.d.1.i

AMENDMENT NO. 7 TO

EXHIBIT A

OF THE INVESTMENT MANAGEMENT AGREEMENT

THIS EXHIBIT to the Investment Management Agreement dated January 4, 2010 (the “Agreement”) between DELAWARE GROUP EQUITY FUNDS IV and DELAWARE MANAGEMENT COMPANY (the “Investment Manager”), a series of Macquarie Investment Management Business Trust, amended as of the 10th day of June, 2024, lists the Funds for which the Investment Manager provides investment management services pursuant to this Agreement, along with the management fee rate schedule for each Fund and the date on which the Agreement became effective for each Fund.

Fund Name	Effective Date	Management Fee Schedule (as a percentage of average daily net assets) Annual Rate
Delaware Healthcare Fund	January 4, 2010	0.85% on first $500 million 0.80% on next $500 million 0.75% on next $1.5 billion 0.70% on assets in excess of $2.5 billion
Delaware Growth and Income Fund	July 19, 2019	0.65% on first $500 million 0.60% on next $500 million 0.55% on next $1.5 billion 0.50% on assets in excess of $2.5 billion
Delaware Opportunity Fund	July 19, 2019	0.75% on first $500 million 0.70% on next $500 million 0.65% on next $1.5 billion 0.60% on assets in excess of $2.5 billion
DELAWARE MANAGEMENT COMPANY, A series of Macquarie Investment Management Business Trust		DELAWARE GROUP EQUITY FUNDS IV

By:	/s/ David F. Connor	By:	/s/ Shawn K. Lytle
Name: David F. Connor Title: Senior Vice President		Name: Shawn K. Lytle Title: President and Chief Executive Officer